Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
VINCE NGUYEN Vince.Nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 3599 Fax

August 25, 2025

VIA EDGAR CORRESPONDENCE

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 692 to the Registration Statement on Form N-1A

Dear Ms. Larkin:

This letter responds to comments that you provided to Jannet Jassi and me of Dechert LLP during a telephonic discussion on August 5, 2025 with respect to your review of Post-Effective Amendment No. 692 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 20, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs Enhanced U.S. Equity ETF, Goldman Sachs Growth Opportunities ETF, Goldman Sachs Technology Opportunities ETF and Goldman Sachs Value Opportunities ETF, each a newly organized series of the Registrant (each, a “Fund” and together, the “Funds”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms not defined herein have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please supplementally confirm to the SEC staff (the “Staff”) that each Fund will not sell shares using this registration statement until after each Fund’s reorganization is complete.

Response: The Registrant hereby confirms that shares of each Fund will not be sold using this registration statement until the completion of such Fund’s reorganization.

2.

Comment: Each of the Goldman Sachs Enhanced U.S. Equity ETF and Goldman Sachs Technology Opportunities ETF indicates in its principal investment strategies that it may “invest in privately held companies and companies that only recently began trading publicly.” Please supplementally provide the percentage of each Fund’s portfolio that will constitute investments in privately held companies and companies that only recently began trading publicly. Please also consider adding corresponding risk disclosure to each Fund’s principal risks if applicable.

Response: The Registrant supplementally submits that approximately less than 5% of the net assets of each of the Goldman Sachs Enhanced U.S. Equity ETF and Goldman Sachs Technology Opportunities ETF are currently expected to be invested in privately held companies and companies that only recently began trading publicly upon launch. Because each Fund does not currently expect such investments to be a principal investment strategy, the Registrant respectfully declines to make any changes in response to this comment.

3.

Comment: Each Fund’s (except Goldman Sachs Growth Opportunities ETF) principal risks currently include “Mid-Cap and Small-Cap Risk.” Please confirm whether a large capitalization risk should be included.

Response: The Registrant respectfully believes that the risks associated with large-capitalization companies, to the extent applicable to each Fund, are already reflected in the Funds’ other risk tiles, particularly “Stock Risk.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

4.	Comment: If investing in debt securities is a principal investment strategy of a Fund, please include debt security risk as a principal risk of each Fund.

Response: The Registrant hereby confirms that investing in debt securities is currently not expected to be a principal investment strategy of any Fund.

5.	Comment: In each Fund’s “Summary—Performance” section, please include the Fund’s year-to-date returns as of the end of the most recent quarter, per Item 4(b)(2)(ii) of Form N-1A.

Response: The disclosure referenced above has been revised to include each Fund’s year-to-date returns as of the quarter ended June 30, 2025 in response to this comment.

6.

Comment: With respect to each Fund except the Goldman Sachs Enhanced U.S. Equity ETF, in the Fund’s principal investment strategies disclosures, please specify the market capitalization range of the companies in which the Fund expects to invest or clarify that the Fund can invest in companies of any market capitalization size.

Response: The disclosure has been revised to clarify that each Fund can invest in companies of any market capitalization size in response to this comment.

7.

Comment: The Staff notes that the Goldman Sachs Growth Opportunities ETF’s “Summary—Principal Risks of the Fund—Sector Risk” section includes a reference to the information technology sector. Please consider adding corresponding disclosure to the Fund’s principal investment strategies.

Response: The Registrant supplementally submits that disclosure referenced above includes the reference to the information technology sector as an example of one or more sectors in which the Fund may focus its investments. However, investing specifically in the information technology sector is currently not expected to be a principal investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

8.

Comment: The Staff notes the Goldman Sachs Technology Opportunity ETF’s principal investment strategies disclosures include a statement that the Fund “may also invest in a relatively few number of issuers.” Please confirm whether the Fund will be a “diversified” fund and, if so, please reconcile the statement above with the Fund’s diversification status.

Response: The Registrant hereby confirms that the Fund intends to operate as a “diversified” fund under the Investment Company Act of 1940, as amended (the “1940 Act”), and currently discloses its diversification status in the “Investment Objectives and Policies” section of the Funds’ Statement of Additional Information (“SAI”). Furthermore, the Registrant respectfully notes that the Fund may invest in what it considers a relatively few number of issuers while remaining within the diversification requirements under Section 5(b)(1) of the 1940 Act. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

9.	Comment: Please revise the “Industry Concentration Risk” risk tile to remove references to “sectors,” as “industry” and “sector” have distinct meanings and are not interchangeable.

Response: The disclosure referenced above has been revised in response to this comment.

10.

Comment: Please consider adding corresponding risk disclosure for each type of equity security described under the fourth paragraph under the “Investment Management Approach—Principal Investment Strategies—Goldman Sachs Enhanced U.S. Equity ETF” section.

Response: The Registrant respectfully believes that the Fund’s existing risk disclosure adequately reflects the risks associated with its investments. The Registrant further notes that additional disclosures regarding some of the types of equity securities mentioned in the disclosure referenced above are included in the “Appendix A—Additional Information on Portfolio Risks, Securities and Techniques” section of the Prospectus. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

11.

Comment: With respect to the last bullet in the fifth paragraph under the “Investment Management Approach—Principal Investment Strategies—Goldman Sachs Enhanced U.S. Equity ETF” section, please confirm that the Investment Adviser will exercise its discretion in determining whether an issuer is economically tied to the United States in a manner consistent with Rule 35d-1 under the 1940 Act.

Response: The Registrant supplementally confirms that the Investment Adviser will exercise its discretion in determining whether an issuer is economically tied to the United States in a manner consistent with Rule 35d-1 under the 1940 Act.

12.	Comment: Please ensure that the risks disclosed in each Fund’s “Summary—Principal Risks of the Fund” section are consistent with the risks disclosed in the “Risks of the Funds” section.

Response: The Registrant hereby confirms that the risks disclosed in each Fund’s “Summary—Principal Risks of the Fund” section are consistent with the risks disclosed in the “Risks of the Funds” section.

13.	Comment: Please include the Registrant’s 1940 Act file number at the bottom of the back cover of the Prospectus as required by Item 1(b)(4) of Form N-1A.

Response: The disclosure referenced above has been revised in response to this comment.

Statement of Additional Information

14.

Comment: With respect to each Fund’s Fundamental Investment Restriction 1 under the “Investment Restrictions—Fundamental Investment Restrictions” section, please add “or group of industries” after “industry” pursuant to Section 8(b)(1) of the 1940 Act.

Response: Each Fund’s concentration policy currently states that the Fund may not “[i]nvest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry…,” except that the Goldman Sachs Technology Opportunities ETF will invest at least 25% of its total assets in companies in one or more of the media, telecommunications, technology and/or internet industries. While each Fund similarly does not intend to concentrate its investments in securities of issuers in a particular “group of industries” (subject to the Goldman Sachs Technology Opportunities ETF’s concentration policy stated above) such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Funds’ SAI.

* * * * *  * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen
Vince Nguyen

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Mohamed Elbarkatawy, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Jannet Jassi, Dechert LLP

4